INVICTUS The Cannabis Company

JOINT PRESS RELEASE	November 8, 2018

INVICTUS AND PODA ANNOUNCE CLOSING OF ARRANGEMENT

 Vancouver, BC, November 8, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) and Poda Technologies Ltd. ("Poda") are pleased to announce the completion of the plan of arrangement to give effect to the spinout transaction (the "Arrangement"), as previously announced on August 21, 2018. The arrangement agreement between Invictus and Poda dated September 10, 2018, sets out the terms of the Arrangement. The Arrangement was voted on and approved by the Company’s shareholders at its 2018 Annual General and Special Meeting of Shareholders, held on October 18, 2018.

Computershare Investor Services Inc. (the "Depositary") will forward to each registered Invictus Shareholder a letter of transmittal containing instructions with respect to the deposit of common shares of Invictus (the "Old Invictus Shares") with the Depositary for use in exchanging their Invictus common share certificates for certificates representing the post-Arrangement Invictus common shares ("New Invictus Shares") and Poda Class A common shares (the "Poda Shares"), to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Invictus Shares and such other documents as the Depositary may require, certificates for the appropriate number of New Invictus Shares and Poda Shares will be distributed.

Holders of outstanding Invictus warrants ("Warrants") immediately prior to the effective date of the Arrangement (the "Effective Date") will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Old Invictus Share that was issuable upon exercise of such Warrant, immediately prior to the Effective Date.

For more information, see the Company's Information Circular dated September 14, 2018, which is available on the Company’s website at www.invictus-md.com and under the Company’s SEDAR profile at www.sedar.com.

On Behalf of the Board, George
E. Kveton
CEO and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the ACMPR in Canada featuring 200,000 square feet of expected grow space by January 2019 and a plan to scale to over 600,000 square feet. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company will earmark up to 50 per cent of production to medical use cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

INVICTUS The Cannabis Company

About Poda

Poda is actively engaged in the development and commercialization of vaporizable products, which have the potential to reduce the risks associated with combustible products. In addition to several other intellectual property holdings, the Company has developed an innovative heat-not-burn vaporization system that uses proprietary biodegradable single-use pods, which are both consumer and environmentally friendly. Poda’s patent-pending design prevents cross-contamination between the electronic vaporization device and the pod, eliminating all cleaning requirements and providing users with the most convenient and enjoyable potentially risk-reduced vaping experience. Pod refill options range from dried flower and tobacco to liquids and concentrates, and can easily be switched during vaping sessions to suit any adult consumer’s mood.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.